LINUX GOLD CORP.

FORM 51-102F1 – MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Fiscal Year Ended February 28, 2010

(Audited Consolidated Financial Statements)

This  annual  management  report  is  an  addition  and  supplement  to  the  audited  consolidated financial statements for the fiscal years ended February 28, 2010 and 2009, and should be read in  conjunction  with  those  statements,  which  were  prepared  in  accordance  with  US  generally

accepted   accounting   principles   (GAAP).   This   management   report   presents   the   views   of

Management  on  current  Company  activities  and  on  the  annual  financial  results,  as  well  as  a preview of activities during the coming fiscal year.

FORWARD-LOOKING STATEMENTS

Certain  statements  contained  in  this  MD&A  using  the  terms  “may”,  “expects  to”,  “projects”,

“estimates”,   “plans”,   and   other   terms   denoting   future   possibilities,   are   forward-looking

statements   in   respect   to   various   issues   including   upcoming   events   based   upon   current

expectations,  which  involve  risks  and  uncertainties  that  could  cause  actual  outcomes  and

results  to  differ  materially.   The  future  conduct  of  the  Company’s  business  and  the  feasibility  of its  mineral  exploration  properties  are  dependent  upon  a  number  of  factors  and  there  can  be  no assurance  that  the  Company  will  be  able  to  conduct  its  operations  as  contemplate  and  the accuracy of these statements cannot be guaranteed as they are subject to a variety of risks that are  beyond  our  ability  to  predict  or  control  and  which  may  cause  actual  results  to  differ

materially  from  the  projections  or  estimates  contained  herein.    The  risks  include,  but  are  not

limited  to,  the  risks  described  in  the  this  MD&A;  those  risks  set  out  in  the  company’s  disclosure documents  and  its  annual,  quarterly  and  current  reports;  the  fact  that  exploration  activities seldom result in the discovery of a commercially viable mineral resource and are also significant amounts  of  capital  to  undertake  and  the  other  risks  associated  with  start-up  mineral  exploration

operations  with  insufficient  liquidity,  and  no  historical  profitability.   The  Company  disclaims  any

obligation  to  revise  any  forward  looking  statements  as  a  result  of  information  received  after  the fact or regarding future events.

DESCRIPTION OF BUSINESS

Linux   Gold   Corp.   (“Linux”   or   the   “Company”)   was   incorporated   in   the   Province   of   British

Columbia  on  February  27,  1979  and  is  engaged  in  the  exploration  of  mineral  properties,  with current mineral interests in Alaska.

The  Company  is  a  reporting  issuer  in  British  Columbia  &  Alberta.  Linux  is  listed  on  the  OTC  BB under the symbol “LNXGF”.

Since  our  inception  and  during  the  three  fiscal  years  ending  in  February  28,  2010,  we  have

been   involved   in   oil   and   gas   exploration/production   and   mineral   property   exploration   and

development.

Mineral Properties

Fish Creek Claims, Alaska

We  currently  own  a  50%  joint  venture  interest  in  30  state  of  Alaska  mining  claims,  comprising

1,032  acres,  known  as  the  Fish  Creek  Prospect,  located  in  the  Fairbanks  Mining  District  in

Alaska.    These  claims  are  subject  to  an  option  agreement  with  Teryl  Resources  Corp.,  a

company with common directors and officers.   Teryl Resources Corp. may purchase the 5% net

royalty  for  $500,000  U.S.  within  1  year  after  production  on  a  25%  working  interest,  or  retain  a

5%  NSR.   Teryl  also  agrees  to  expend  a  minimum  of  $500,000  U.S.  after  three  years  from  the date  of  the  agreement.  The  claims  are  legally  maintained  by  recording  an  affidavit  of  annual labor  for  a minimum  expenditure  of $100  per claim  ($3,000  total)  and by paying  annual  rental  to the  State  of  Alaska  in  the  amount  of  $130  per  claim  ($3,900  total).  All  mechanized  exploration activity  must  be  permitted  by  the  Alaska  Division  of  Mining,  Alaska  Department  of  Fish  and

Game,  and  the  U.S.  Corps  of  Engineers.  Water  can  be  withdrawn  from  Fish  Creek  to  support exploration  activities  with  oversight  from  the  Alaska  Department  of  Conservation.  Currently,  we

are  permitted  to  conduct  exploration  by  drilling.  To  the  best  of  our  knowledge,  we  are  operating in  compliance  with  all  applicable  environmental  regulations.  There  currently  are  no  unusual social,  political  or  environmental  encumbrances  to  mining  on  the  project.  We  currently  hold  a valid  exploration  permit  on  the  project.  Additional  permits  for  future  work  will  be  acquired  from the  Division  of  Mining,  Alaska  Department  of  Fish  and  Game,  and  the  U.S.  Corps  of  Engineers

on an as-needed basis.

The Fish Creek project is located 25 miles north of Fairbanks in an important mining district with

permissive  land  status  and  excellent  road  access  to  the  property.    Currently,  there  are  only

primitive  trails  developed  within  the  property  to  access  exploration  sites.  The  project  is  located within metamorphic and plutonic host rocks that are similar in composition and age  to rock units that  contain  commercially  viable  mineralization  elsewhere  in  the  Fairbanks  Mining  District.  The property  is  also  located  on  a  drainage  that  was  mined  extensively  for  alluvial  gold  in  the  past

both  upstream  and  downstream  of  the  Fish  Creek  project.    Limited  exploration  conducted

between   1992   and   2003   did   not   reveal   significant   bedrock   exposures   of   mineralization,

however,  very  widely  spaced  placer  drilling  over  a  large  area  of  the  property  conducted  in  1996 indicated  the  presence  of  placer  gold  in  the  alluvial  deposits.  More  extensive  and  closer  spaced placer  gold  drilling  conducted  in  2004  confirmed  the  presence  of  significant  concentrations  of placer gold on the claims.

Two  independent  technical  consultants  are  utilized  by  the  Company  for  work  on  the  Fish  Creek property.  Evaluations  for  alluvial  (placer)  gold  are  managed  by  Jeff  Keener  of  NordWand

Enterprize,  P.O.  Box  82811,  Fairbanks,  Alaska,  99708,  USA.  Mr.  Keener  is  a  graduate  of  the

University  of  Alaska,  with  a  B.S.  degree  in  Geology  (1991).  Mr.  Keener  is  a  member  of  the

Alaska  Miners  Association  and  has  applied  for  membership  with  the  American  Institute  of

Professional  Geologists.  From  1986  to  the  present  he  has  been  actively  employed  in  various

capacities   in   the   mining   industry   in   numerous   locations   in   Alaska,   Nevada,   Arizona,   and

California and is recognized as an expert in the field of placer examination.

For  lode  gold  exploration  we  utilize Avalon  Development  Corp.  of  Fairbanks,  Alaska,  to  conduct

any  proposed  exploration  work  on  the  Fish  Creek  Property.   Mr.  Curt  Freeman  is  the  President

of  Avalon  Development  Corporation,  P.O.  Box  80268,  Fairbanks,  Alaska,  99708,  USA.    Mr.

Freeman  is  a  graduate  of  the  College  of  Wooster,  Ohio,  with  a  B.A.  degree  in  Geology  (1978),

and  a  graduate  of  the  University  of  Alaska  with  an  M.S.  degree  in  Economic  Geology  (1980).

Mr.  Freeman  is  a  licensed  geologist  in  Alaska  (AA#159)  and  is  a  member  of  the  American

Institute  of  Professional  Geologists  (CPG#6901),  the  Society  of  Economic  Geologists,  the

Geological  Society  of  Nevada,  the  Alaska  Miners  Assoc.  and  the  Prospectors  and  Developers

Assoc.  of  Canada.  From  1980  to  the  present,  he  has  been  actively  employed  in  various capacities  in  the  mining  industry  in  numerous  locations  in  North  America,  Central  America,

South America, New Zealand and Africa.

The following map shows the location of and access to our property.

1 = Ryan Lode (2.4 Million oz)
2 = True North (+2 Million oz)
3 = Dolphin (600,000 oz)
4 = Fort Knox (7.5 Million oz)
5 = Gil (433,000 oz)
To Livengood
Kinross Gold True North Project
Freegold Ventures Golden Summit Project
To Circle
Silverado Mines Marshall Dome Block
Elliot Highway
Univ. of Alaska Twin Buttes
Lockray Mining Bear Creek Block
Chatanika River
Linux - Teryl Fish Creek Block
Can - Ex. Resources Eagle Creek Project
Fox
Kinross Gold Fort Knox Project
Kinross Gold Ryan Lode Project
Range Minerals Ester Dome Project
Steese Highway
Chena Hot Springs Road
To Chena Hot Springs
Silverado Mines Ester Project
Fairbanks
Parks Highway
Richardson Highway
Tanana River
To Anchorage
To Delta Junction
N
0 6
Miles
Avalon Development Corp. - 2005
Major land blocks and gold resources of the Fairbanks Mining District, Alaska.

A ground magnetic survey was completed on the Fish Creek property on November 20, 2003 on the  right  limit  (southeast)  side  of  Fish  Creek  Valley,  approximately  600  –  700  feet  down-valley from  the  toe  of  the  Fort  Knox  mine  fresh  water  supply  dam.  This  program  was  an  orientation survey  to  test  the  right  limit  bench  of  Fish  Creek  for  a  suspected  buried  placer  gold-bearing channel.  Magnetic surveys of this type have been successful in locating elevated magnetic field intensities  associated  with  the  heavy,  magnetic  mineral  concentrations  often  associated  with placer gold accumulations. The field survey consisted of two lines with 200-foot line spacing and

10-foot  station  spacing,  which  appears  to  provide  sufficient  detail  to  extrapolate  magnetic  data between  lines.  Signatures  from  the  two  traverses  are  interpreted  to  cross  five  features,  of  which

three   have   the   possibility   of   being   associated   with   alluvial   concentrations   of   various

characteristics.  A  program  of  additional  ground  magnetics  surveying  followed  by  trenching and/or  large-diameter  auger  drilling to  evaluate  the  two  most  promising  alluvial  gold  targets  was recommended for early 2004.

In  the  2004  drilling  program,  samples  were  collected  every  five  feet.  Placer  samples  were concentrated  on-site  with  a  small  hydraulic  concentrator  and  panned  to  extract  the  visible  gold.

The  placer  gold  particles  were  dried  and  weighed  with  a  precision  Haigis  balance  and  retained in glass sample vials. Placer analysis was performed by Mr. Keener, who also is storing the gold samples  and  concentrate  reject  in  his  office  located  in  Fairbanks,  Alaska.  Bedrock  samples were  collected  in  large  sample  bags  and  transported  to  the  Kinross  rock  core  storage  facility  in

Fox,  Alaska  where  they  were  subsequently  transferred  to  Alaska  Assay  Laboratory  for  splitting and  preparation.  Reduced  samples  were  sent  to  Nevada  Assay  Laboratory  of  Reno,  Nevada  to be  analyzed  for  69  elements  by  ICP-MS  techniques  and  for  gold  by  fire  assay.  The  pulps  and rejects  are  being  stored  by  Alaska  Assay  Laboratory  at  their  facility  in  Fairbanks,  Alaska.

Bedrock  chip  samples,  collected  every  five  feet  from  the  two  lode  holes,  are  retained  in conventional chip trays and are being stored in Mr. Keener’s Fairbanks office.

Curt  Freeman,  MS,  PGeo,  Certified  Professional  Geologist,  the  author  of  the  technical  report,

“Summary   Report   For   The   Fish   Creek   Gold   Property,   Fairbanks   Mining   District,   Alaska”

compliant with NI 43-101, dated March 7, 2005, recommended a two phase program as follows:

Infill Reverse Circulation Drilling: Infill drilling using large diameter reverse circulation methods is warranted  on  the  property  to  better  define  the  placer  gold  mineralization  outlined  in  2004.

Previous  experience  by  Keener  and  other  operators  within  the  Fish  Creek  drainage  has  shown that  drilling  is  an  effective  method  of  sampling  and  valuating  the  placer  deposit  and  provides predictable  estimates  of  subsequent  production.  Previous  work  suggests  that  drilling  to  obtain samples  with  volumes  of  0.05  cubic  yards  each  are  adequate  to  estimate  the  volume  and  value of  the  placer  gold  deposit.  Sampling  procedures  similar  to  those  utilized  in  2004  should  be followed  except  that  the  volume  of  each  sample  should  be  measured  to  provide  a  more accurate  estimate  of  the  gold  grades  and  to  evaluate  the  recovery  of  the  drilling  system.

Additionally,  all  holes  should  be  continued  into  bedrock  for  at  least  25  feet  to  test  for  the presence  of  lode  gold  mineralization.  The  primary  goal  of  this  program  would  be  to  enable

industry   acceptable   mineral   resources   to   be   calculated   between   the   two   lines   of   drilling

completed   in   2004.     A   secondary   goal   would   be   to   determine   if   significant   lode   gold

mineralization  exists  in  the  area  drilled.  Recommended  future  work  on  the  Fish  Creek  property should  include  drilling  20  reverse  circulation  drill  holes  (8”  diameter)  for  a  total  of  1,600  feet  of

drilling.   Construction  of  an  all-weather  creek  crossing  for  off-road  vehicles,  near  the  mouth  of

Odden  Creek,  will  facilitate  this  work.   The  estimated  cost  of  such  work  is  $50,000.  Fieldwork will  take  about  one  to  two  weeks,  whereas  sample  analysis  and  reporting  will  take  an  additional two to four weeks.

Step-out Reverse Circulation Drilling: if results of the phase 1 infill drilling are encouraging, step-

out  drilling  using  large  diameter  reverse  circulation  methods  is  warranted  on  the  property  to

expand  on  the  placer  gold  mineralization  outlined  in  2004.    Sampling  procedures  similar  to

those  utilized  in  2004  should  be  followed  except  that  the  volume  of  each  sample  should  be measured  to  provide  a  more  accurate  estimate  of  the  gold  grades  and  to  evaluate  the  recovery of the drilling system. Additionally, all holes should be continued into bedrock for at least 25 feet to test for the presence of lode gold mineralization. The primary goal of this program would be to enable industry compliant mineral resources to be calculated for areas of the property that lie up

and downstream from the 2004 drill lines.   A secondary goal would be to determine if significant

lode  gold  mineralization  exists  in  the  area  drilled.  Recommended  future  work  on  the  Fish  Creek property  should  include drilling  55  reverse  circulation  drill  holes  (8”  diameter)  for  a  total  of  4,400

feet  of  drilling.    Construction  of  an  all-weather  creek  crossing  for  off-road  vehicles,  near  the

mouth  of  Odden  Creek,  will  facilitate  this  work.   The  estimated  cost  of  such  work  is  $150,000.

Fieldwork  will  take  about  two  to  three  weeks,  whereas  sample  analysis  and  reporting  will  take an additional four to six weeks.

In  June,  2005,  we  commenced  an  auger  drilling  program  near  Too  Much  Gold  Creek  to  collect soil  samples  from  the  top  of  bedrock.  An  auger  track  rig  was  used  to  drill  36  holes  to  a maximum  depth  of  60  feet  on  lines  spaced  500  feet  apart  where  holes  were  spaced  200  feet apart.  No  significant  mineralization  was  found  in  the  2005  soil  sampling  program.  Soil  samples were  transferred  to  Alaska  Assay  Laboratory  in  Fairbanks,  Alaska,  for  preparation  and  were analyzed by ICP-MS for 69 elements and fire assay for gold by Reno Assay Laboratory in Reno,

Nevada.  Pulps  and  rejects  are  being  stored  by  Alaska  Assay  Laboratory  at  their  Fairbanks facility. The total cost for the 2005 soil sampling program was $16,000.

In  October  2006,  six  new  geophysical  targets  were  located  on  the  Fish  Creek  property.    An

interpretive  report  titled  “Proposed  Drill  Sites,  Fish  Creek  Gold  Property,  Fairbanks  Mining

District,   Alaska.”   Fugro   Airborne   Survey,   Inc.,   under   contract   to   Fairbanks   Gold   Mining,

Inc./Kinross Gold, initiated an HEM Airborne geophysical area and identified six main targets on

the  Fish  Creek  property.    The  following  interpreted  targets  are  based  on  linear  resistivity features  inferring  regional  structural  trends.  Conductive  gradients  at  depth  or  along  a  structure suggest  areas  of  higher  fracture  density.  The  high  magnetic  anomalies  with  good  depth  extent are interpreted as intrusives and the linear magnetic highs may be calc-silicates.

Proposed Drill Site 01: Interpreted Target – Conductive Shear / High Fracture Density

Proposed Drill Site 02: Interpreted Target – Conductive Shear / High Fracture Density

Proposed Drill Site 03: Interpreted Target – Calc-silicate / High Fracture Density

Proposed Drill Site 04: Interpreted Target – Calc-silicate / High Fracture Density

Proposed Drill Site 05: Interpreted Target – Intrusive Contact / High Fracture Density

Proposed Drill Site 06: Interpreted Target – Manto Type Magnetic Anomaly

Together  with  Teryl  Resources  Corp.,  we  planned  to  implement  an  exploration  program  during the  2006/7  winter  on  the  Fish  Creek  gold  property.  We  received  permits  to  conduct  exploration drilling  to  drill  up  to  seven  holes  (3,500  ft)  on  geophysical  targets  identified  from  the  Fugro survey.

In   January   2008   we   commenced   arrangements   for   a   drill   program   to   test   several   gold

geophysical  anomalies.  This  drilling  would  be  conducted  as  part  of  the  Phase  I  exploration program  recommended  in  our  Technical  Report  on  the  Fish  Creek  Property,  dated  March  7,

2005,  prepared  under  National  Instrument  43-101.    The  drill  program  proposes  to  RVC  drill

approximately  2,000  feet,  during  this  exploration  season.  The  cost  to  complete  this  phase  of

work  is  estimated  to  be  approximately  US$200,000.    However,  due  to  the  location  of  the

proposed drill holes (wet, boggy), increased exploration activities in the State of Alaska, and due to  the  Company  being  a  junior  mining  company  requiring  small-scale  work  competing  for equipment  with  many  larger  companies,  we  have  had  difficulty  obtaining  equipment  to  conduct

the  exploration  drilling.   Although  it  is  our  intent  to  complete  the  drilling  as  soon  as  a  drill  is available,  subject  to  financing,  and  the  weather  permits,  we  have  been  unable  to  do  so  due  to challenging market conditions.

There  currently  are  no  resources  or  reserves  on  the  Fish  Creek  property  that  comply  with  the

Canadian   Institute   of   Mining   and   Metallurgy   (CIM)   Standards   on   Mineral   Resources   and

Reserves  Definitions  and  Guidelines  adopted  by  CIM  Council  on  August  20,  2000.  While encouraging  in  its  results,  the  drill  hole  density  of  the  2004  placer  drilling  campaign  at  Fish

Creek was not sufficient to allow estimation of CIM compatible resources or reserves.

Additional  work  on  the  Fish  Creek  property  will  be  based  on  results  from  the  previous  drilling

programs.   Each  successive  phase  of  exploration  is  dependent  on  generation  of  encouraging results  from  the  previous  programs  and  the  increasing  potential  for  delineation  of  commercially viable resources on the project.

Granite Mountain Property, Seward Peninsula, Alaska

The  following  is  a  summary  of  information  on  our  Granite  Mountain  property.    For  detailed

information  please  see  the  “Technical  Report  GM06  43-101  –  Geologic  Report  on  the  Granite

Mountain   Project,   Koyuk   Mining   District,   Candle   B-5   and   C-5   Quadrangles,   West-central

Alaska”  prepared  for  Linux  Gold  Corp.  by  David  D.  Adams,  P.Geo.,  dated  March  20,  2007,  (the

“Granite Mountain Report”) filed on SEDAR on February 7, 2008.

PROPERTY SUMMARY AND DESCRIPTION

The  current  Granite  Mountain  Property  consists  of  33  State  of  Alaska  MTRSC  quarter-section mining  claims  (160  acres  each),  within  one contiguous  claim  block,  recorded  in  the  Cape  Nome

Recording  District.  The  original  claims  were  staked  during  two  campaigns:  136  claims  were staked  in  March  2005,  and  an  additional  140  claims  were  staked  in  August  2006.  These  claims covered  approximately  179  sq.  km.  (approximately  44,160  acres).  The  current claim block  (33 claims)  covers  8.25  square  miles  (approximately  5,280  acres).  The  Property  is  located  in western  Alaska,  at  the  east  edge  of  the  Seward  Peninsula,  approximately  240km  (150mi)  east-

northeast  of  Nome,  and  approximately  640  km  (400  mi)  west  of  Fairbanks,  Alaska.  The  2008

assessment   work   was   filed   for   176   claims.   The   balance   of   the   claims   did   not   contain

significant mineralization,   therefore   a   portion   of   these   claims   were   lapsed   by   not   filing

assessment  work  and  not  paying  the  rental  for  these  claims.  The  2009  assessment  work  was filed for 33 claims. The balance of the claims did not have significant mineralization therefore an additional  portion  of  these  claims  were  lapsed  by  not  filing  assessment  work  and  not  paying  the rental  for  these  claims.  The  remaining  33  claims  are  100  %  owned  by  the  Company  and  are  in good standing.

Mineral  rights  in  this  part  of  Alaska  are  administered  by  the  State  of  Alaska  Department  of

Natural   Resources.   Annual   assessment   must   be   performed   by   September   1st   of   each

assessment year  and  recorded  by  November  30th  of  each  year.  Annual  mining  claim  rents  vary according to claim size and age and are due and payable by November 30th of each year.

The  total  annual  labor  commitment for  2009  was $13,200  (i.e.,  $400  per  160acre  claim  x 33 claims);  an  Annual  Labor  Affidavit  for  the  2008-2009  assessment  year  was  filed  on  November

24,  2009.  The  total  annual  claim  rent  paid in  2009  for  the  Granite  Mountain  Claims  was  $8,400

for 33 claims.

Annual labor amounts spent in excess of the required commitment may be banked forward for up to four years into the future as per current regulations regarding Alaska State mining claims.

The work completed in 2006 is sufficient to bank forward and cover annual labor commitments to at least to the 2010 assessment year. As of November 24, 2009 a balance of $129,000 has been carried forward.  All of the claims comprising the Granite Mountain Property are currently in good standing.

All  State  of  Alaska  mining  claims  are  subject  to  a  production  royalty  of  3%  of  net  income  from  a

mining   operation   beginning   3.5   years   following   commencement   of   commercial   production.

There currently are no unusual social, political or environmental encumbrances to mining on the project.  No  known  mineral  closures  exist  within  or  adjacent  to  the  property.  None  of  the  claims covering  the  Granite  Mountain  project  have  been  surveyed  by  a  registered  land  or  mineral surveyor and there are no State or Federal laws or regulations requiring such surveying. In 2006 a  multi-year  APMA  permit  was  obtained  from  the  Alaska  Department  of  Natural  Resources

Division  of  Mining  to  conduct  drilling  on  the  property.  This  permit  is  reviewed  by  the  Corps  of

Engineers  other  governmental  agencies  before  approval.  Amendments  to  this  permit,  and additional  permits,  will  be  required  for  future  ground  disturbing  exploration  activities  on  the property,  including  drilling  or  trenching.  Other  miscellaneous  permits  (fuel  storage,  etc.)  may  be required from the Arctic Northwest Borough.

Most  of  the  work  on  the  property  has  focused  on  four  prospects,  including  the  Saddle,  Gossan,

Gusty and Peace River prospects.

The  Saddle  prospect  is  located  within  the  “K”  claim  block  and  on  the  divide  between  the headwaters  of  the  Kiwalik  River  and  the  headwaters  of  south fork  of  Quartz  Creek.  The  Gossan prospect is located within the “K” claim block and on the south end of Gossan Ridge, just east of where  the  Kiwalik  River  makes  a  sharp  bend  to  the  north.  The  Gusty  prospect  is  located  within the  “K”  claim  block  and  on  the  west  bank  of  the  upper  Kiwalik  River,  approximately  3.2km  north of the Gossan prospect. The Peace River prospect is located within the “PR” claim block and on the north bank of the uppermost Peace River.

Linux Gold Corp.
GRANITE MOUNTAIN
ALASKA LOCATION MAP
100 miles
160 km
ARCTIC OCEAN
BEAUFORT
SEA
KOTZEBUE
Granite Mountain
Project Area
NOME
NORTON SOUND
FAIRBANKS

Figure 1. Location map of the Granite Mountain Project area, Alaska

Linux Gold Corp.

Granite Mountain Gold-Polymetallic Platinum Project

Granite Mountain Project Areas

R14W
161°30'
R12W
161°00'
To Candle 15 Miles
T4N
Quartz Creek
Kiwalik River
65°30'
65°30'
Kiwalik Claims
T1N
T1S
2844
Granite Mtn.
Peace Claims
Peace River
Dime Claims
Haycock
65°15'
Koyuk River
Dime Landing
T4S
R15W
EXPLANATION
Aluvium
Basalt flows
Graywacke, Mudstone
Monzonite, Syenite
Andesite
Limestone
Schist
Metal Anomaly
Fault
Tractor Trail
Mine
Landing Strip
Thermal Spring
Ag, Au, Cu,Pb,Zn Mineralization
Precision Graphics
5 miles
8 kilometers

Geology, anomalous mineralization and Linux claims in the Granite Mountain area.

KIWALIK CLAIM GROUP

Widespread alteration and mineralization indicate a large-tonnage, igneous-hosted polymetallic deposit may be found. These rocks are prospective for porphyry: Cu, Cu-Au and Sn-Ag deposits, as well as higher-grade stockwork vein and epithermal precious metals deposits.

PEACE RIVER CLAIM GROUP

Excellent potential for high-density, stockwork vein: Mo-Cu-U-Au-Ag deposits within intrusive host.

DIME CREEK CLAIM GROUP

The Dime Creek placer Au-PGM deposit produced approximately 40,000 ounces of gold and 400 ounces of platinum from 1915 to present by small-scale operations working high-grade pay gravel. Significant placer resources remain in creek and bench placers, while lode sources of precious metals await exploration and discovery.

ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access  to  the  Property  is  by  fixed-wing  aircraft  or  helicopter.  The  nearest  population  center  is

Nome,  Alaska  (population  approximately  4,000),  which  lies  on  the  southwest  coast  of  the

Seward  Peninsula,  approximately  240  km  (150  mi)  west-southwest  of  the  Property.  An  all weather  road  extends  from  Nome  to  the  village  of  Council,  located  approximately  130  km  (80

mi)  west  of  the  property.  Koyuk,  located  approximately  56  km (35  mi)  to  the  south, at  the  mouth

of   the   Koyuk   River,   is   the   nearest   village.   Buckland,   another   small   village,   is   located

approximately 48 km (30 mi) to the north, on the Buckland River near its mouth.

Several  winter  trails  extend  towards  the  Property  from  Koyuk,  Council  and  Kiwalik  Lagoon.

These  may  be  used  for  winter  equipment  travel,  with  appropriate  permits  from  regulatory agencies.  There  is  also  a  fifty  foot  easement  along  the  Koyuk  River,  passing  through  private lands,  and  extending  from  Koyuk  to  Dime  Landing.  There  is  a  well-established,  ridgeline  tractor trail on part of the project, extending from lower Bear Creek to the headwaters of Quartz Creek.

Several  airstrips,  largely  maintained  by  local  miners,  provide  potential  points  of  access  to  the

Property.  There  is  a  762  m  (2,500  ft)  airstrip  on  Bear  Creek,  near  the  mouth  of  Bob  Creek,

approximately  16  km  (10  mi)  from  the  central  portion  of  the  Property.  This  airstrip  was  the location of the exploration base camp for the 2006 field season.

The  Property  is  characterized  by  tundra  and  talus  covered  hills  and  ridges  with  very  limited outcrop.  Elevations  vary  from  a  minimum  of  450  ft  along  the  Kiwalik  River  to  a  maximum  of

2,100  ft  just  north  of  Granite  Mountain.  Valley  floors  are  narrow,  and  drainages  are  believed  to have  been  initiated  by  the  most  recent  alpine  glaciation.  In  some  cases  drainages  appear  to  be controlled  by  regional  scale  fault  structures.  The  climate  is  semi-arid  with  short  moderate summers  and  long  cold  winters,  typical  of  sub-arctic,  interior  Alaska.  The  area  is  typically covered  with  snow  from  mid-September  until  mid-  June.  The  Property  is  above  tree  line  with little  or  no  vegetation  other  than  typical  alpine  tundra  on  the  slopes  and  ridgelines,  and  minor alder and willows along some stream banks.

GEOLOGIC SETTING

This  portion  of  Alaska,  and  the  Property  in  general,  is  comprised  largely  of  Cretaceous  volcanic

rocks   locally   intruded   by   mid   to   late   Cretaceous   plutons.   Metamorphic   rocks   become

increasingly  abundant  west  of  the  Property,  within  the  Seward  Peninsula  proper,  and  un-

metamorphosed  sedimentary  rocks  predominate  east  of  the  Property,  within  the  Koyukuk  basin on  mainland  Alaska.  Early  Cenezoic  volcanic  rocks  are  also  prevalent  in  the  region,  although these are not common within the Property.

The  Property  lies  entirely  within  an  isolated  portion  of  the  Koyukuk  terrane  (KT)  which  is surrounded by widespread Early Cenezoic basalt fields with no terrane affinity. The property lies less than 5 km east of a major tectonic boundary with the Seward terrane (ST).

DEPOSIT TYPES AND MINERALIZATION

Mineralization  on  the  Property  is  believed  to  be  plutonic  hydrothermal  in  origin,  and  related  to emplacement  of  the  Granite  Mountain  pluton  (“GMP”),  the  Quartz  Creek  pluton  (“QCP”),  the

Peace  River  stock  (“PRS”),  and  possibly  other  intrusive  bodies  at  depth.  These  are  mid-

Cretaceous-age,   zoned,   multi-phase   intrusions   with   calc-alkaline   cores   (quartz   monzonite)

which  grade  outward  to  alkaline/sub-alkaline  margins  (syenite-monzonite)  and  intrude  lower

Cretaceous  continental  volcanic  and  volcaniclastic  rocks.  Mineralization  on  the  Property  occurs in  several  styles  which  collectively  suggest  the  possibility  of  multiple  episodes  of  mineralization.

Polymetallic  (Pb-Zn-Sb-Cu-Mo-Ag-Au)  mineralization  is  hosted  within  both  the  felsic  plutonic rocks and the adjacent volcanic rocks.

Polymetallic  mineralization  within  the  Property  occurs  at  numerous  locations  on  the  property and  in  several  distinct  styles.  Extremely  limited  outcrop  exposures  have  made  it  difficult  to assess  the  surface  extent  of  mineralization  at  these  locations.  Significant  lode  and  placer occurrences  known  to  date  are  located  on  the  western  portion  of  the  Property,  within  a  broad

north-northwest  trending  mineralization-alteration  zone  known  as  the  “Kiwalik  trend”.   This  zone

was  first  recognized  as  being  spatially  associated  with  the  QCP  and  several  northwest  trending fault  structures.  Alteration,  which  defines  this  zone,  includes  widespread  propylitic  alteration  of

volcanic   rocks   and   local   intense   quartz-sericite,   carbonate,   and   tourmaline   alteration.

Polymetallic  mineralization,  found  on  the  eastern  portion  of  the  Property,  associated  with  the

PRS, has a slightly different style and geochemical signature.

EXPLORATION

2005 Exploration

During  August  2005  a  three-week  reconnaissance  exploration  program  was  conducted  utilizing

a   five-person   crew   to   complete   reconnaissance   mapping   and   rock,   soil   and   stream

sediment/pan  concentrate  sampling.  This  work  was  conducted  from  a  camp  located  on  the southwest  flank  of  Granite  Mountain,  near  the  Granite  Mountain  airstrip,  which  was  used  for fixed-wing  support  out  of  Nome.  A  Robinson  R-44  helicopter  was  used  for  some  logistical support,  and  ATVs  were  used  extensively.  The  crew  consisted  of  Jeff  Keener,  Diane  Minehane,

Robert  Murray,  Peter  Williams  and  Robert  Grunditz.  A  total  of  93  rock  samples,  115  soil

samples,   35   stream   sediment   samples   and   21   pan   concentrate   samples   were   collected.

Reconnaissance grab rock sampling was completed on several previously known prospects and new occurrences discovered during the program.  Soil sampling was completed using shovels to dig  shallow  pits  approximately  1  –  2  ft  deep.  Reconnaissance  soil  sampling  was  completed along  several  ridgelines,  and  two  soil  sample  grids  were  completed.  The  Gossan  soil  grid  (76 samples)  was  established  using  sample  and  line  spacings  of  100m.  The  Peace  River  soil  grid

(33  samples)  was  established  using sample  spacing  of  100m  and  line  spacing  of  200m.  Stream sediment  samples  were  collected  on  upper  tributaries  of  the  Kiwalik  River  at  spacings  of approximately  800m;  pan  concentrate  samples  were  collected  at  some  of  the  stream  sediment sample sites where hydraulic conditions appeared amenable to heavy mineral accumulation.

2006 Exploration

During  August  and  September  2006,  additional  work  was  completed  by  contractors  during  a  six

week   field   program   which   included   geochemical   sampling,   geologic   mapping,   geophysical

surveys and exploratory drilling. This program was completed by a 12-person crew based out of a  camp  located  at  the  airstrip  on  lower  Bear  Creek,  just  north  of  Bob  Creek.  The  field  crew

consisted of soil samplers and field assistants, geologists and drillers.   A Hughes 500 helicopter

contracted  from  Last  Frontier  Helicopters,  of  Palmer,  Alaska,  was  used  to  transport  the  crew  to and  from  the  project  and  to  support  drilling  operations.  Bering  Air  was  used  for  charter  fixed-

wing  support  to  and  from  Nome,  including  supplies  and  fuel  delivery,  using  either  a  Caravan  or

Cessna 207.

2006 Reconnaissance Exploration

Reconnaissance  exploration  on  the  Property  during  2006  consisted  of  geologic  mapping,  rock sampling  (58  samples),  and  grid-based  soil  sampling  (580  samples).  Very  little  time  was  spent on  reconnaissance  mapping  and  rock  sampling  since  drilling  was  the  main  emphasis  of  the program.  Rock  sampling  and  geologic  mapping  was  completed  at  the  Saddle  prospect,  at  the

Peace  River  prospect,  and  at  several  other  locations  along  the  south  fork  of  Quartz  Creek  and elsewhere  on  the  property.  Soil  sampling  (148  samples)  was  completed  on  an  extension  of  the previously  established  “Gossan  grid”,  on  the  newly  established  “Gusty  grid”  (166  samples),  and on  the  newly  established  “Saddle  grid”  (288  samples).  All  three  grids  utilized  sample  and  line spacings  of  100m.  Soil  sampling  was  completed  using  a  Tanaka  power  auger  equipped  with  a

3.5 ft flight and specialized bit designed for soil sampling.

2006 Exploratory Drilling

Exploratory  drilling  commenced  on  the  Property  during  2006.  This  drilling  consisted  of  diamond core drilling of 2,971 ft (905.6m) in 4 drill holes at three prospects, including the Saddle, Gossan and  Gusty  prospects.  One  drill  hole  (KW06-03)  was  completed  on  the  Saddle  prospect  to  a depth of 499ft (152.1m). Two drill holes (KW06-1 and KW06-04) were completed on the Gossan

prospect   to   depths   of   880ft   (268.2m)   and   825ft   (251.5m).   One   drill   hole   (KW06-02)   was

completed on the Gusty prospect to a depth of 767ft (233.8m).

2006 Geophysical Surveys

Three  ground  magnetometer  survey  lines  were  completed  on  the  Property  in  2006,  including one line on the Saddle prospect and two lines on the Gusty prospect.

DRILLING

Drilling  during  2006  consisted  of  diamond  core  drilling  of  905.6m  (2,971ft)  in  four  drill  holes  at the  Gossan,  Gusty  and  Saddle  prospects.  Core  recovery  and  rock  quality  data  for  the  2006 drilling  program  verifies  the  very  poor  ground  conditions,  particularly  at  lower  elevations.  Three drill  sections  were  constructed  to  interpret  the  results  of  the  2006  diamond  core  drilling.  Section

A-A’,  at  the  Gossan  prospect,  shows  drill  holes  KW0601  and  KW0604;  Section  B-B’,  at  the

Gusty  prospect,  shows  drill  hole  KW0602;  and  Section  C-C’,  at  the  Saddle  prospect,  shows  drill hole KW0603.

Exploration  and  development  activities  require  permits  from  various  foreign,  federal,  state  and local  governmental  authorities.  To  the  best  of  our  knowledge,  we  are  operating  in  compliance with  all  applicable  environmental  regulations.  There  currently  are  no  unusual  social,  political  or environmental  encumbrances  to  mining  on  the  project.  Linux  currently  holds  a  valid  Hardrock

Exploration  Permit  on  the  project.  Additional  permits  for  future  work  will  be  acquired  from  the

Alaska Department of Natural Resources on an as-needed basis.

SAMPLING METHOD AND APPROACH

Approximately  148  rock  samples,  663  soil  samples,  45  stream  sediment  samples,  and  21  pan concentrate  samples  have  been  collected  on  the  Property  during  2005-2006,  and  most  of  these were  collected  during  2006.  Rock  and  soil  sampling  was  completed  both  years,  and  stream sediment and pan concentrate sampling were completed only during 2005. Sample descriptions were  recorded  at  the  sample  sites  in  either  a  standard  field  notebook  or  on  pre-printed  note cards,  and  location  data  was  gathered  using  either  a  Garmin  or  Trimble  GPS  handheld  unit.

Field  notes  were  scanned  and  GPS  location  data  were  downloaded  into  the  computer  at  base camp  on  a  regular  basis.  Location  data  were  plotted  in  camp  using  GIS  software  to  determine precise map locations and facilitate field mapping.

Location  data  and  summarized  sample  descriptions  were  later  incorporated  into  a  master  GIS database. Rock Sampling Method: The same rock sampling method was used during both 2005 and 2006. Rock grab samples consisted of 10-30kg of material, and were collected from outcrop when  possible,  however,  due  to  poor  exposure,  many  of  the  rock  samples  represent  rubble.  All samples  were  collected  in  7.5  x  12  in  cotton  canvas  or  olefin  sample  bags  at  the  sample  site,

and  later  in  base  camp  were  organized  into  woven  polypropylene  bags  for  transit.  Rock  sample data  was  recorded  on  site  on  sample  cards  or  in  standard  field  books,  including  lithology,

alteration and mineralization.

2005  Soil  Sampling  Method:  Soil  samples  collected  during  2005  were  obtained  by  using  a  pick and shovel to dig a hole approximately 1–2ft deep and collecting soil from of the C-horizon. This material  was  screened  on-site  using  a  -8  mesh  stainless  steel  sieve  to  obtain  an  approximately

1  kg  sample,  which  was  placed  into  a  Hubco  Sentry  sand  bag,  which  was  then  placed  in  a sealed  ziplock  plastic  bag.  Rock  chips  were  collected  from  the  oversize  material  and  kept  for later inspection. The pits were then reclaimed to their natural state, and the sampling tools were wiped  clean  to  prevent  contamination  of  subsequent  samples.  Soil  sample  data  included  notes on location, soil stratigraphy and rock chip lithology.

2006  Soil  Sampling  Method:  Soil  sampling  during  2006  was  completed  using  a  Tanaka  power auger  equipped  with  a  3.5ft  flight  and  specialized  bit  designed  for  soil  sampling.  Above  the break  in  slope  and  on  the  ridges  sampling  conditions  were  relatively  good,  with  each  site requiring  only  1–2  attempts  to  obtain  sufficient  sample  material,  and  average  depths  ranging from  2–3ft.  The  sampling  conditions  were  poor  in  the  Kiwalik  River  valley  below  the  break  in

slope,   with   each   site   requiring   4–8   attempts   to   locate   sufficient   sample   material,   due   to

abundant  organics  and  poorly  developed  soils.  These  sites  also  experienced  extremely  wet ground  conditions,  causing  additional  problems  due  to  the  samples  washing  off  of  the  flight before  extraction  from  the  drill  hole.  Grid-based  soil  sampling  during  2005  and  2006  utilized

100m  sample  and  line  spacings,  and  ridge-line  traverses  utilized  approximately  200m  spacings or  random  selected  locations.  Soil  sample  data  included  notes  on  location,  soil  stratigraphy  and rock chip lithology.

Stream   Sediment   Sampling   Method:   Stream   sediment   sampling   on   the   Granite   Mountain

property  during  2005  was  conducted  on  first  order  streams  on  approximately  one  quarter  mile spacing.  The  samples  were  obtained  using  an  aluminum  scoop  to  collect  material  from  the active  channels  of  streams  where  silt  was  observed.  The  samples  were  wet-screened  on-site using  -20  mesh  and  –100  mesh  stainless  steel  sieve  screens  placed  over  a  bucket.  The  slurry was  allowed  to  stand  approximately  30  minutes,  the  water  decanted,  and  the  silt  sample carefully  retrieved  from  the  bucket  and  placed  into  a  Hubco  Sentry  sand  bag.  The  sand  bags were then placed into a sealed ziplock plastic bag. In some locations where silt was unavailable,

moss  was  collected.  Silt  material  was  extracted  from  the  moss  by  shaking  and  rinsing  over  a bucket,  and  then  recovered  as  described  previously.  Stream  sediment  sample  notes  included width  and  depth  of  the  active  channel  and  relative  proportions  of  different  size  material  in  the sample.

Pan  Concentrate  Sampling  Method:  Pan  concentrate  samples  were  collected  during  2005  on the  Granite  Mountain  property  at  stream  sediment  sample  sites  on  2nd  and  3rd  order  streams,

where  sand  and  gravel  existed  in  the  stream  bed.  Coarse  material  was  dug  from  a  depth  of approximately  2ft  in  the  stream  bed,  typically  a  gravel  or  point  bar.  A  16  inch  plastic  gold  pan was  heaped  with  coarse  material  and  panned  down  to  a  smaller  volume  of  material  which  was washed  into  a  10  inch  gold  pan.  The  process  was  repeated  a  total  of  3  times  before  the accumulated  material  in  the  10  inch  gold  pan  was  panned  down  to  remove  light  minerals  and form  a  heavy  mineral  concentrate,  which  was  then  retrieved  and  bagged  by  the  same  methods described above for stream sediment samples. Any fine placer gold particles present in the final pan were counted and removed from the sample before bagging.

Core  Sampling  Method:  All  core  from  the  2006  program  was  logged  at  the  Bear  Creek  base camp by DLM. The core sample intervals were indicated by wooden blocks placed at the end of the  sample  interval  and  labeled  with  the  sample  number.  Digital  photographs  of  the  core  boxes were  taken  and  archived.  Drill  samples  were  obtained  by  splitting  the  core  in  the  field  using  a

Haley  hydraulic-driven  diamond  saw  powered  by  a  Honda  gasoline  engine.  One  half of  the  core was  used  for  the  sample  and  the  other  half  was  put  in  its  original  position  in  the  original  core box. The split core is currently being stored at MI’s facility in Fox, Alaska.

SAMPLE PREPARATION, ANALYSES AND SECURITY

All  geochemical  samples  from  both  the  2005  and  2006  field  programs  were  prepared  by  Acme

Analytical  Laboratories.  The  samples  were  placed  in  double,  woven  polypropylene  shipping sacks,  secured  with  wire  ties,  and  shipped  by  charter  air  service  from  the  Granite  Mountain project  base  camp  to  Nome,  and  thence  from  Nome  to  Fairbanks  by  Frontier  Flying  Service.

Chain  of  custody  was  then  transferred  to  MI,  who  transported  the  samples  by  truck  to  their facility  in  Fox,  Alaska  where  they  were  stored  temporarily  in  a  locked  garage  until  the  chain  of custody  was  transferred  to  a  courier  for  Alaska  Assay  Labs.  Alaska  Assay  Labs  did  all  sample prep  for  2005-2006.  MI’s  personnel  sorted  the  samples  and  prepared  the  lab  submittal  forms.

While  in  MI’s  possession,  the  sample  bags  and  shipping  bags  were  inspected  for  integrity  and found to be in good condition.

The entirety of each rock sample was crushed to 70% passing 2 millimeter (10 mesh) and a 250 gram  split  was  taken  and  pulverized  to  +85%  passing  75  microns  (200  mesh).  Samples  were analyzed  for  Au  by  fire  assay  by  American  Assay,  in  Reno,  Nevada  (2005),  and  by  Alaska

Assay  Laboratories,  in  Fairbanks,  Alaska  (2006).  All  rock  samples  were  analyzed  for  Au  using standard 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP)

finish.  Then  the  samples  were  analyzed  for  a  suite  of  elements  by  using  a  four  acid  digestion procedure  followed  by  ICP  techniques  with  an  atomic  emission  spectrographic  finish.  The  2005 samples  were  analyzed  for  a  suite  of  49  elements  by  ALS  Chemex.  The  2006  samples  were analyzed  for  a  suite  of  40  elements  by  Acme  Analytical  Laboratories.  Analytical  results  in  both digital  and  paper  copy  format  were  sent  to  LGC  and  MI  immediately  on  completion  of  the analyses, and certificated copies of those results followed thereafter. All rejects are being stored by  Alaska  Assay  Labs;  2005  pulps  are  being  retained  by  MI,  and  2006  pulps  are  currently  in possession of Alaska Assay Labs.

DATA VERIFICATION

A  total  of  81  standards  and  98  blanks  were  used  during  the  2006  field  program  to  verify  the quality  of  the  analytical  results.  For  the  soil  samples,  one  standard  and  one  blank  were  inserted into  the  sample  stream  on  a  3  pair  per  100  sample  basis.  Three  standards  and  one  blank  were distributed  randomly  in  the  rock  samples.  For  the  drill  samples,  Alaska  Assay  Laboratories inserted  one  standard  and  one  high  blank  into  the  sample  stream  on  a  1  pair  per  18  sample basis.  These  standards  included  one  high  standard  (approximately  1,010ppb)  and  one  low

standard    (approximately    415ppb).    Additional    standards,    including    one    high    standard

(approximately  200ppb  Au)  and  one  low  standard  (approximately  90ppb  Au)  were  inserted  into the  drill  sample  stream  by  LGC,  on  a  3  pair  per  100  sample  basis.  Blanks  were  also  inserted  at the  beginning  and  end  of  each  drill  hole.  Commercially  prepared  gold  standards  were  used.

Blank  samples  consisted  of  basalt  from  the  Browns  Hill  Quarry  near  Fairbanks.  This  material  is ideal  because  of  its  hardness,  which  helps  scour  the  crusher  plates  and  grinders,  and  because of  its  consistent  chemical  signature  which  is  void  of  gold  and  other  elements  typically  used  as gold  pathfinders.  Examination  of  the  assay  results  for  standards  and  blanks  indicates  no unusual or spurious sample results.

RECOMMENDATIONS

The  Granite  Mountain  Report’s  author  proposes  that  further  exploration  on  the  Property  be conducted  in  two  phases.  These  phases  include  a  surface  exploration  program  (Phase  1,

estimated  $504,064  CAN$),  and,  contingent  on  encouraging  results,  a  follow-up  exploration drilling  program  (Phase  2,  estimated  325,238  CAN$).  The  total  estimated  cost  of  the  proposed

programs  is  $829,302  (CAN$).    The  Phase  1  program  consists  of  surface  exploration  which includes  rock  sampling  and  geologic  mapping  of  the  known  prospects,  grid  base  auger  drilling,

soil  sampling,  trenching  and  rock  chip  sampling,  airborne  geophysical  survey  and  additional

ground  geophysical  surveys.   Phase  2  consists  of  conducting  a  6  hole  diamond  drill  program  of

3,600  ft  (1,097  meters)  to  test  several  known  mineralized  areas  and  newly  discovered  drill targets from the Phase 1 surface exploration program.

We   plan   to   commence   work   pursuant   to   the   recommendations   in   the   Phase   1   surface

exploration  program  upon  receipt  of  required  permits  and  raising  sufficient  capital,  however,  we have been unable to do so due to challenging market conditions.

Dime Creek Property, Seward Peninsula, Alaska

The  Dime  Creek  Claim  Block  is  located  about  15  miles  to  the  south  of  Granite  Mountain  and  is composed  of  12  mining  claims  (3  square-miles).  The  placer  gold-platinum  deposits  on  Dime

Creek  were  discovered  in  1910,  but  it  wasn’t  until  1915  that  rich  pay  was  found,  setting  off  a stampede to the area. By 1917, about 12,500 ounces of gold and platinum were recovered from shoveling-in  on  the  creek  placer  and  from  underground  drifting  on  several  bench  placers

(Harrington,  1917,  USGS  B-692).  The  placer  gold  is  unusually  pure  with  a  fineness  of  960  and occurs in placer concentrates in a ratio to native platinum particles of 25:1 to 10:1. In later years,

a  small  bucket-ladder  dredge  operated  on  the  valley  bottom  from  1928  to  1941  while  small open-cut  and  drifting  operations  continued  on  the  benches  until  at  least  1955.  Total  production is  not  known,  but  incomplete  historical  data  shows  production  to  be  at  least  25,000  ounces  of gold  and  platinum.  The  placer  deposit  is  considered  to  be  highly  prospective  for  significant additional placer reserves, as well as for lode sources of the placer gold and platinum.

Tom  Bundtzen,  our  Geological  Consultant  for  our  Alaska  Properties,  completed  a  summary

report,  on  the  Dime  Creek  property,  dated  April  25,  2009.   The  summary  report  estimates  one

million  cubic  yards  of  auriferous  pay  remain  in  several  defined  areas  within  the  Dime  Creek basin.  In  addition,  lode  targets  for  platinum  and  possibly  gold  have  been  outlined  by  an  auger soil  survey  carried  out  by  past  investigators  and  from  historical  notations  in  published  literature.

Additional  data  on  platinum  lode  targets  can  be  acquired  with  follow-up  drilling  concurrent  with placer gold exploration and is a recommended course of action for future exploration work.

Mr.  Bundtzen  recommends  that  the  placer  resource  areas  should  be  drill  tested  prior  to  any decisions  to  develop  them.  Placer  ground  in  the  upper  portion  of  the  basin  above  Haycock  is relatively  shallow  (<20  feet)  and  drilltesting  could  be  accomplished  with  a  track-mounted  auger drill similar to that used to conduct soil sampling in 2001.

A  100  hole,  3,000  foot  drill  program  is  recommended  to  begin  the  due  diligence  on  the  placer resource  north  of  Haycock.  This  data  could  initiate  production  planning  for  the  placer  resource and open the door for a second phase of drilling in the following year south of Haycock.

Exploration  by  previous  operators  in  2000-2001  located  elevated  PGE  values  within  the  Linux

Gold  claim  block.  These  anomalies  already  define  potential  PGE-bearing  lode  drill  targets  for

Linux  Gold  Corp  and  Mr.  Bundtzen  recommends  initial  testing  by  2  to  4  drill  holes.  These  test holes could be completed in conjunction with the placer resource exploration program.

In November, 2009 extensive data compilation was completed for the Dime Creek property. The data  compilation,  produced  by  Thomas  Bundtzen  of  Pacific  Rim  Geological  Consulting,  Inc.,  is

to  be  used  to  facilitate  future  lode  and  placer  exploration  programs  on  the  property.  Mr.

Bundtzen  managed  and  designed  the  exploration  programs  that  took  place  in  the  1990s,  2000,

and 2001.

The compilation from Dime Creek and nearby gold-bearing stream basins included:

1.   Detailed microprobe analyses of placer platinum and gold recovered from six locations;

2.   Mineralogical analysis of bulk heavy mineral concentrate samples (17 samples);

3.   Rock chip sample program (33 samples);

4.   Detailed motorized auger soil sample program (404 samples);

5.   Ground magnetic survey;

6.   An  extensive  review  of  past  mineral  production  and  mine  activity  records  from  U.S.

Geological  Survey,  the  Alaska  Territorial  Department  of  Mines,  the  U.S.  Bureau  of

Mines, and mint return records as found in unpublished Archival records.

Highlights of the overall data analysis are summarized:

▪     Dime  Creek  has  historically  produced  an  estimated  68,464  ounces  of  gold  and  198 ounces  of  byproduct  platinum.  Dime  Creek  has  not  been  systematically  mined  with modern mechanized techniques.

▪     Multiple bench and modern stream gold-platinum placers occur on the Linux property.

▪     The  second  tier  and  higher  benches  in  upper  Dime  Creek  valley  are  interpreted  by

Bundtzen  to  be  ancestral  marine  strandline  (beach)  gold-platinum  placer deposits

similar  to  the  placers  exploited  both  onshore  and  offshore  at  Cape  Nome.  This  suggests that  marine  deposits  should  be  explored  for  gold  and  PGE  along  strike  for  several kilometers.

▪     Microprobe  analysis  of  the  platinum  mineralization  indicates  a  rhodium-enriched  type  of isoferroplatinum  that  averages  88.59  percent  platinum,  8.98  percent  iron,  about  1.0 percent  rhodium,  and  only  minor  amounts  of  other  PGE  metals.  When  combined  with accompanying gangue mineral identifications; i.e., chrome-rich diopside, the lode source is probably a Ural-Alaska intrusion complex.

▪     The  gold  in  Dime  creek  is  of  exceptionally  high  fineness,  averaging  about  960  fine  (or

96%   gold),   even   exceeding   average   high   fineness   placer   gold   found   in   Alaska.   It

contains  traces  of  quartz,  muscovite,  and  feldspar  which  suggest  an  origin  in  granitic rocks.

▪     Soils   collected   during   a   detailed   soil   survey   on   two   bench   levels   of   Dime   Creek

contained  up  to  160  ppb  gold,  174  ppb  platinum,  and  144  ppb  palladium  as  well  as threshold levels of copper, chromium, and nickel.

▪     Results  from  the  2000  soil  sampling  program,  coupled  with  the  magnetic  signatures  of mafic  intrusions  and  granitic  signature  of  gold  (as  interpreted  from  microprobe  work)

suggest lode and placer target locations.

The  Company  believes  that  the  data  compilation  constitutes  an  important  information  source that  will  be  utilized  during  the  design  of  a  placer  and  lode  exploration  program  on  the  Dime

Creek  claims.  A  previous  report  by  Mr.  Bundtzen  recommends  a  100  hole,  3000  feet  drilling program  to  begin  the  due  diligence on  the  placer  resource  and  drill 2  to 4  holes on  the  Platinum lode targets, as set out in our news release dated May 5, 2009.

The  mineral  data  described  above  for  the  Dime  Creek  claims  was  prepared  by  Thomas  K.

Bundtzen,  P.  Geo.,  BS,  MS,  CPG-10912,  ABSLN#279639,  President  of  Pacific  rim  Geological

Consulting,  Inc.,  of  Fairbanks,  Alaska,  who  is  independent  of  the  Company  as  defined  in  NI43-

101.   Bundtzen   is   a   Certified   Professional   Geologist   (CPG)   with   the   American   Institute   of

Professional   Geologists   (AIPG).   Bundtzen   is   a   Qualified   Person   as   defined   in   National

Instrument   43-101   and   also   qualifies   under   the   rules   stated   by   the   U.S.   Securities   and

Exchange Commission (“SEC”), and has verified the data for accuracy.

Trout Claims, Alaska

As of January 20, 2010, the Company entered into an exploration rights agreement for consideration of $7,500 with Peter S. Frantz for the right to explore eleven unpatented mining claims recorded as the Trout Claims, located in the Fairbanks recording district, State of Alaska,

under the following terms and conditions:

−     Initial non-refundable payment of US$1,500 at signing of the lease agreement;

−     Annual work commitment of US$10,000;

−     Consideration to the Owner on August 1 of each of the five years:

▪     2011: Cash payment of US$5,000

▪     2012: Cash payment of US$10,000

▪     2013:   Cash   payment   of   US$15,000   and   issuance   of   10,000   common

shares of the Company

▪     2014:   Cash   payment   of   US$15,000   and   issuance   of   50,000   common

shares of the Company

▪     2015:   Cash   payment   of   US$500,000   and   issuance   of   the   Company’s

common shares valued at US$500,000 to a maximum of one million shares and  granting  of  4%  Net  Smelter  Return  to  the  Owner  in  exchange  for 100%

ownership in Trout Claims

The  Trout  Claims  are  located  in  the  western  edge  of  the  Livengood  quadrangle  approximately

70  miles  northwest  of  Fairbanks,  Alaska.  The  Trout  claims  are  underlain  by  the  geochemically reduced,  magnetically  subdued,  Wolverine  Mountain  intrusive  complex,  which  is  the  same  age as  the  Fort  Knox,  Pogo,  Livengood,  and  other  important  gold-bearing  intrusions  in  the  Tintina

Gold  Province.  Past  productive  placer  gold  deposits  occur  immediately  downstream  from  the

Trout  Claims  held  by  the  Company.  The  junior  company  International  Tower  Hill  Mines  Ltd.

(ITH)  has  calculated  Ni  43-101  compliant  resources  of  12.5  million  ounces  gold  at  a  0.5  g/t  gold cutoff  at  their  Money  Knob  deposit  in  the  Livengood  mining  district,  which  is  approximately  30 miles east of the Trout Claims.

The  mineral  data  described  above  for  the  Trout  Claims  was  prepared  by  Thomas  K.  Bundtzen,

P. Geo., BS, MS, CPG-10912, ABSLN#279639, President of Pacific Rim Geological Consulting,

Inc.,  of  Fairbanks,  Alaska,  who  is  independent  of  the  Company  as  defined  in  NI  43-101.

Bundtzen is a Certified Professional Geologist (CPG) with the American Institute of Professional

Geologists  (AIPG).  Bundtzen  is  a  Qualified  Person  as  defined  in  NI  43-101  and  also  qualifies under  the  rules  stated  by  the  U.S.  Securities  and  Exchange  Commission  (“SEC”),  and  has

verified the data for accuracy.

Coho Claims, Alaska

As of January 20, 2010, the Company entered into an exploration rights agreement for consideration of $7,500 with Peter S. Frantz for the right to explore ten unpatented mining claims recorded as the Coho Claims, located in the Fairbanks recording district, State of Alaska,

under the following terms and conditions:

−     Initial non-refundable payment of US$1,500 at signing of the lease agreement;

−     Annual work commitment of US$10,000;

−     Consideration to the Owner on August 1 of each of the five years:

▪     2011: Cash payment of US$5,000

▪     2012: Cash payment of US$10,000

▪     2013:   Cash   payment   of   US$15,000   and   issuance   of   10,000   common

shares of the Company

▪     2014:   Cash   payment   of   US$15,000   and   issuance   of   50,000   common

shares of the Company

▪     2015:   Cash   payment   of   US$500,000   and   issuance   of   the   Company’s

common shares valued at US$500,000 to a maximum of one million shares and  granting  of  4%  Net  Smelter  Return  to  the  Owner  in  exchange  for 100%

ownership in Coho Claims

The  Coho  Claims  are  located  30  miles  northeast  of  the  Pogo  gold  mine  and  100  miles  east  of

Fairbanks,   Alaska.   The   Pogo   gold   mine,   which   is   owned   and   operated   by   Sumitomo

Corporation,  produced  358,000  ounces  gold  in  2009,  making  it  Alaska’s  largest  gold  producer.

The  Coho  claims  occur  in  an  area  explored  by  Sumitomo  and  their  field  operators  prior  to  their

discovery   of   the   Pogo   gold   deposit   in   1995.   On   the   Coho   claims,   gold-bismuth-copper

anomalies  (maximum  values  of  1,024  ppb  Au;  71  ppm  Bi;  499  ppm  Cu)  have  been  detected  in

rocks   collected   near   a   geochemically   reduced,   Cretaceous-Tertiary   intrusive   complex   that

intrudes   phyllite   and   schist   equivalent   to   the   Keevy   Peak   Formation.   This   geological-

geochemical  association  is  common  within  gold-bearing  intrusions  of  the  Tintina  Gold  province.

The  mineral  data  described  above  for  the  Coho  Claims  was  prepared  by  Thomas  K.  Bundtzen,

P. Geo., BS, MS, CPG-10912, ABSLN#279639, President of Pacific Rim Geological Consulting,

Inc.,  of  Fairbanks,  Alaska,  who  is  independent  of  the  Company  as  defined  in  NI  43-101.

Bundtzen is a Certified Professional Geologist (CPG) with the American Institute of Professional

Geologists  (AIPG).  Bundtzen  is  a  Qualified  Person  as  defined  in  NI  43-101  and  also  qualifies under  the  rules  stated  by  the  U.S.  Securities  and  Exchange  Commission  (“SEC”),  and  has

verified the data for accuracy.

1.1

Date

June 28, 2010

1.2

Overall Performance

We  are  a  mineral  exploration  company  engaged  in  the  acquisition  and  exploration  of  mineral properties. Our expenditures are made acquiring mineral properties and carrying out exploration work.  We  do  not  have  any  producing  mineral  properties  at  this  time.  The  recoverability  of amounts  shown  for  investments,  mineral  properties,  and  the  related  deferred  expenditures  is dependent  upon  the  existence  of  economically  recoverable  reserves,  the  ability  to  obtain  the necessary  financing  to  complete  the  exploration,  the  profitability  of  future  production  or  our ability  to  dispose  of  those  assets  on  a  profitable  basis.  Our  ongoing  operation  is  dependent upon  cash  flow  from  successful  operations  and  equity  financing.  We  have  incurred  a  loss  of

$409,573  in  the  year  ended  February  28,  2010  (2009  -  $536,201).   We  have  no  revenue  from

our mining operations.

1.3

Selected Annual Information

Unless otherwise noted, all currency amounts are stated in Canadian dollars.

The  following  table  summarizes  selected  financial  data  for  the  Company  for  each  of  the  three

most  recently  completed  financial  years.    The  information  set  forth  below  should  be  read  in

conjunction  with  the  consolidated  audited  financial  statements,  prepared  in  accordance  with

Canadian generally accepted accounting principles, and the related notes thereto.

February 28,      February 28,      February 29,

2010

2009

2008

Total Revenue

-

-

-

General and administrative expenses

406,622

537,805

2,134,327

Net loss on disposal of investments

2,951

-

-

Mineral property acquisition costs written off

-

-

126,417

Loss from operations:

- In total

(409,573)

(536,201)

(2,260,291)

- Basic and diluted loss per Share

(0.01)

(0.01)

(0.03)

Total Assets

206,244

112,942

328,923

1.4

Results of Operations

During  the  fiscal  years  ended  February  28,  2010  and  February  28,  2009,  we  received  no revenues from operations.

Administrative  expenses  in  2010  totaled  $355,647  compared  to  $474,316  in  2009.  Consulting and subcontract expenses increased to $137,281 in 2010 from $124,751 in 2009 as the result of

increased   consulting   work   on   internet   marketing   strategies   to   increase   awareness   of   the

Company.  Professional  fees  totaled  $37,323  compared  to  $79,189  in  2009  due  to  an  overall decline  in  activities  that  require  legal  advice  and  the  Company’s  effort  in  further  streamlining professional services on financial reporting. Travel decreased from $104,249 in 2009 to $77,825 in  2010  as  a  result  of  reduced  fund  raising  activities  due  to  the  world  economy.  Office  and general  administrative  expenses  decreased  from  $57,228  in  2009  to  $39,167  in  2010  and  costs incurred  on  regulatory  compliances  reduced  from  $57,228  in  2009  to  $39,167  in  2010  as  a result  of  decreased  operations.  Management  fees  remain  unchanged  at  $30,000  from  2009.

Imputed interest calculated on the balances due to related parties rose to $39,069 from $26,143 in the prior year, resulting from an increase in related party advances received. Imputed interest at  15%  was  charged  to  operations  based  on  the  advances  from  related  parties  and  treated  as donated capital, as they are not payable to the related parties.

Since  the  second  half  of  2008,  there  has  been  a  negative  trend  as  a  result  of  global  economic

uncertainty,   reduced   confidence   in   financial   markets,   bank   failures   and   credit   availability

concerns.  These  macroeconomic  events  have  negatively  affected  the  mining  and  minerals

sectors  in  general.   Although  these  circumstances  will  likely  improve  over  the  longer  term,  the short  term  impact  upon  the  Company’s  liquidity  and  its  ability  to  raise  the  capital  required  to execute  its  business  plan  going  forward  was  affected.  As  a  result,  the  Company  was  unable  to

complete  its  anticipated  plans  during  fiscal  2010.    The  Company  will  consider  its  plans  and

options carefully in fiscal 2010.

In  2010  we  spent  $50,975  in  staking,  exploration  and  development  costs  during  the  year  ended

February  28,  2010  ($61,885  -  2009).   We  had  anticipated  that  we  would  spend  approximately

$300,000  during  fiscal  2010  on  field  sampling,  mapping  and  geological  consulting.   However,

due  to  the  difficulty  raising  funds  in  the  equity  market  we  decided  to  postpone  the  exploration until it becomes cost effective again after the market recovery.

The major factors that caused significant reduction in net loss from 2009 to 2010 were:

−     Instead  of  foreign  exchange  loss  of  $29,459  in  2009,  we  had  a  foreign  exchange  gain  of

$26,010  in  2010.  We  had  a  gain  in  2010  because  the  Company  has  net  liabilities denominated in US dollar which depreciated against Canadian dollar from 2009.

−     In  2010  we  reduced  the  operations  due  to  the  world  market  condition  resulting  in

significantly   reduced   office   expenses   and   legal   fees,   and   further   streamlined   our

financial reporting system resulting in significantly lowered accounting and audit fees.

1.5

Summary Of Quarterly Results

The  following  selected  financial  data  has  been  prepared  in  accordance  with  US  GAAP  and should  be  read  in  conjunction  with  the  Company’s  audited  consolidated  financial  statements.

The  following  is  a  summary  of  selected  financial  data  for  the  Company  for  its  eight  completed financial quarters ended February 28, 2010.

The  Company  experienced  a  net  loss  of  $56,288  or  $0.001  per  share  for  the  fourth  quarter ended  February  28,  2010  compared  to  a  net  loss  of  $106,990  or  $0.001  per  share for  the  same period last year.

Feb     28,    Nov.   30,    Aug.   31,    May  31,    Feb.    28,    Nov.   30,    Aug.   31,    May    31,

2010

2009

2009

2009

2009

2008

2008

2008

Revenue

-

-

-

-

-

-

-

-

General &

admin

54,628

180,977

112,312

58,705

80,064

173,249

155,594

119,331

expenses

Write off/

impairment

of mineral

-

-

-

-

-

-

-

-

properties

Loss

(56,288)    (182,268)    (112,312)    (58,705)    (106,990)    (172,541)    (154,811)    (101,859)

Loss per

share

(0.001)

(0.002)

(0.001)

-

(0.01)

-

-

-

Total

assets

206,244

351,992

211,484    127,137

112,945

139,141

317,423

556,872

Total long-

term

-

-

-

-

-

-

-

-

liabilities

As  the  Company  is  in  the  exploration  stage,  variances  by  quarter  reflect  overall  corporate activity and are also impacted by factors which are not recurring each quarter.

1.6

Liquidity

All  of  the  Company’s  properties  are at  the  advanced  or  early  exploration  stages.   The Company

does  not  expect  to  generate  any  revenues  in  the  near  future  and  will  have  to  continue  to  rely

upon  the  sale  of  equity  securities  to  raise  capital.   Fluctuations  in  the  Company’s  share  price

may affect its ability to obtain future financing and the rate of dilution to existing shareholders.

During  2010  we  financed  our  operations  primarily  by  the  issue  of  5,000,000  common  shares  of the  Company  for  cash  proceeds  of  $207,512,  as  well  as  advances  from  related  parties  of

$102,350.

During  2010,  we  spent  $296,256  of  these  funds  on  operating  activities  for  the  year  ended

February 28, 2010 as compared to $632,663 in the year ended February 28, 2009.

Our  cash  position  decreased  by  $13,712  to  $182  and  we  had  a  working  capital  deficit  as  at

February 28, 2010 of $264,821.

1.7

Capital Resources

The  Company  sees  the  exercise  of  stock  options  and  warrants  as  a  source  of  capital,  but  as  of the date of this Report, none of the stock options and warrants outstanding are in-the-money.

Since  its  incorporation,  the  Company  has  financed  its  operations  almost  exclusively  through  the

sale  of  its  common  shares  to  investors.   The  Company  expects  to  finance  operations  through

the  sale  of  equity  in  the  foreseeable  future  as  it  generates  limited  revenue  from  business

operations.   There  is  no  guarantee  that  the  Company  will  be  successful  in  arranging  financing on acceptable terms.  To a significant extent, the Company’s ability to raise capital is affected by

trends  and  uncertainties  beyond  its  control.    These  include  the  market  prices  for  base  and

precious metals and results from the Company’s exploration program.   The Company’s ability to

attain  its  business  objectives  may  be  significantly  impaired  if  prices  for  metals  fall  or  if  results from exploration programs on its properties are unsuccessful.

The  Company’s  objectives  when  managing  capital  are  to  safeguard  the  Company’s  ability  to continue  as  a  going  concern  in  order  to  pursue  the  exploration  of  its  mineral  claims  and  to

maintain  a  flexible  capital  structure  for  its  projects  for  the  benefit  of  its  stakeholders.   As  the

Company  is  not  earning  significant  revenues  from  operations,  its  principal  source  of  funds  is from the issuance of common shares.

We  have  been  successful  in  the  past  in  acquiring  capital  through  the  issuance  of  shares  of  our

Common  Stock,  and  through  advances  from  related  parties.   Although  we  intend  to  continue

utilizing  these  sources,  there  has  been  no  assurance  in  the  past  that  these  sources  and

methods  would  continue  to  be  available  in  the  future.    In  the  event  that  no  other  sources  of

capital were available to us in the future, on a reasonable financial basis, it would face the same obstacles  as  many  small,  undercapitalized  companies  do,  and,  in  the  worst  case,  we  could  be forced  to  reorganize  or  liquidate,  either  of  which  consequence  would  likely  have  an  adverse financial effect upon our shareholders.

We received funding in 2010 from our affiliated companies (common officers and directors). The total  amount  owing  to  related  parties  is  $313,490  or  67.54%  of  total  current  liabilities  as  at

February  28,  2010.  The  balances  owing  to  related  parties  are  non-interest  bearing,  unsecured and repayable on demand.

In  the  management  of  capital,  the  Company  includes  the  component  of  shareholders’  equity  as well as cash, receivables, related party payables and short-term investment balances.

The  Company  manages  the  capital  structure  and  makes  adjustments  to  it  in  light  of  changes  in

economic  conditions  and  the  risk characteristics  of  the  underlying  assets.   To maintain  or  adjust

the  capital  structure,  the  Company  may  attempt  to  issue  new  shares,  acquire  or  dispose  of assets or adjust the amount of cash and short-term investments.

Other   than   the   current   economic   uncertainty   and   financial   market   volatility,   and   resulting

tightening of capital markets, the Company does not identify any trends, demand, commitments,

events  or  uncertainties  that  will  result  in,  or  that  are  reasonably  likely  to  result  in,  its  liquidity either materially increasing or decreasing at present or in the foreseeable future.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

During  the  year  ended  February  28,  2010,  the  Company  entered  into  the  following  transactions with related parties.

We  are  a  party  to  a  management  services  agreement  with  SMR  Investment  Ltd.  (“SMR”)  under which SMR incurred management fees of $30,000 in each of fiscal years 2010, 2009, and 2008.

SMR is a private company owned by Susanne M. Robertson, the wife of John G. Robertson, the

Company’s president, who is also a Director of SMR.

We  paid  or  accrued  director's  fees  of  $12,000  to  John  G.  Robertson,  our  President,  during  the fiscal year ended February 28, 2010 (2009 - $11,000; 2008 - $12,000).

We  had  related  party   advances  outstanding  of  $313,490  at  the  February  2010  year-end,

compared  to  $211,140  at  the  end  of  our  previous  fiscal  year.  These  were  unsecured,  non-

interest bearing and with no fixed terms of repayment.

All of the above transactions have been in the normal course of operations, and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

1.10     Fourth Quarter

The  Company  experienced  a  net  loss  of  $56,288  or  $0.001  per  share  for  the  quarter  ended

February  28,  2010  compared  to  a  net  loss  of  $106,990  or  $0.01  per  share  for  the  same  period

last   year.   Operating   expenses   totaled   $54,628   for   the   quarter   ended   February   28,   2010

compared  to  $80,064  for  the  same  period  ended  February  28,  2009.  The  reduction in  expenses and losses are largely due to the Company’s continuing effort to streamline operations to reduce office expenses and costs related to financial reporting.

1.11     Proposed Transactions

N/A

1.12     Critical Accounting Estimates

The   preparation   of   financial   statements   in   conformity   with   accounting   principles   generally

accepted   in   the   United   States   necessarily   requires   management   to   make   estimates   and

assumptions  which  affect  the  reported  amounts  of  assets  and  liabilities  and  disclosure  of contingent  assets  and  liabilities  at the  date  of the  financial statements, and  the  reported  amount

of  revenues  and  expenses  during  the  reporting  period.   Significant  areas  requiring  the  use  of

management  estimates  include  the  determination  of  rates  for  amortization,  the  impairment  of marketable  securities,  fair  value  of  imputed  interest  and  the  assumptions  used  in  computing  the

fair  value  of  stock-based  compensation  and  warrants.    Actual  results  could  differ  from  those

estimates.

1.13     Changes in Accounting Policies

In  June  2009,  the  FASB  issued  FASB  ASC  105,  “The  FASB  Accounting  Standards  Codification

and  the  Hierarchy  of  Generally  Accepted  Accounting  Principles  –  a  replacement  of  FASB

Statement  No.  162”.    Under  FASB  ASC  105  the  “FASB  Accounting  Standards  Codification”

(“Codification”)   will   become   the   source   of   authoritative   US   GAAP   to   be   applied   by

nongovernmental  entities.    Rules  and  interpretive  releases  of  the  Securities  and  Exchange

Commission  (“SEC”)  under  authority  of  federal  securities  laws  are  also  sources  of  authoritative

GAAP for SEC registrants. The Codification became  effective for financial statements issued for

interim  and  annual  periods  ending  after  September  15,  2009.    On  the  effective  date,  the

Codification  will  supersede  all  then-existing  non-SEC  accounting  and  reporting  standards.  All other  non-grandfathered  non-SEC  accounting  literature  not  included  in  the  Codification  will become  non-authoritative.  The  Company  changed  the  Company’s  references  to  U.S.  GAAP accounting  standards  but  did  not  impact  the  Company’s  results  of  operations,  financial  position or cash flows.

In  June  2009,  the  Securities  and  Exchange  Commission’s  Office  of  the  Chief  Accountant  and

Division  of  Corporation  Finance  announced  the  release  of  Staff  Accounting  Bulletin  (SAB)  No.

112.  This  staff  accounting  bulletin  amends  or  rescinds  portions  of  the  interpretive  guidance included  in  the  Staff  Accounting  Bulletin  Series  in  order  to  make  the  relevant  interpretive guidance  consistent  with  current  authoritative  accounting  and  auditing  guidance  and  Securities and Exchange Commission rules and regulations. Specifically, the staff is updating the Series in order  to  bring  existing  guidance  into  conformity  with  recent  pronouncements  by  the  Financial

Accounting  Standards  Board,  namely,  Statement  of  Financial  Accounting  Standards  No.  141

(revised   2007)   (ASC   Topic   805),   Business   Combinations,   and   Statement   of   Financial

Accounting  Standards  No.  160  (ASC  Topic  810),  Non-controlling  Interests  in  Consolidated

Financial    Statements.    The    statements    in    staff    accounting    bulletins    are    not    rules    or

interpretations  of  the  Commission,  nor  are  they  published  as  bearing  the  Commission's  official approval.  They  represent  interpretations  and  practices  followed  by  the  Division  of  Corporation

Finance  and  the  Office  of  the  Chief  Accountant  in  administering  the  disclosure  requirements  of the Federal securities laws.

In  April  2009,  an  update  was  made  to  the  FASB  ASC  820,  “Fair  Value  Measurements  and

Disclosures”,  that  provides  additional  guidance  for  estimating  fair  value  when  the  volume  and

level  of  activity  for  the  assets  or  liability  have  significantly  decreased.   This  update  is  effective

for  interim  and  annual  periods  ending  after  June  15,  2009  with  early  adoption  permitted  for

periods  ending  after  March  15,  2009.    The  adoption  of  this  guidance  did  not  impact  the

Company’s results of operations, financial position or cash flows.

In April 2009, an update was made to FASB ASC 825, “Financial Instruments”, which requires a publicly  traded  company  to  include  disclosures  about  the  fair  value  of  its  financial  instruments

whenever  it  issues  summarized  financial  information  for  interim  reporting  periods.   This  update

is   effective   for   interim   reporting   periods   ending   after   June   15,   2009,   with   early   adoption

permitted for periods ending after March 15, 2009.  The adoption of this guidance did not impact the Company’s results of operations, financial position or cash flows.

In  May  2009,  the  FASB  announced  the  issuance  of  FASB  ASC  855,  “Subsequent  Events”,

formerly referenced as SFAS No. 165, Subsequent Events.   FASB ASC 855 should not result in

significant  changes  in  the  subsequent  events  that  an  entity  reports.   Rather,  FASB  ASC  855

introduces   the   concept   of   financial   statements   being   available   to   be   issued.     Financial

statements  are  considered  available  to  be  issued  when  they  complete  in  a  form  and  format  that complies  with  generally  accepted  accounting  principles  (GAAP)  and  all  approvals  necessary  for

issuance  have  been  obtained.    The  Company  has  already  adopted  this  policy  and  its  full disclosure is included in Note 13.

1.14     Financial Instruments & Other Instruments

Fair Value

The  carrying  values  of  the  Company’s  financial  instruments,  consisting  of  cash  and  cash

equivalents,    marketable  securities,  amounts  due  to  related  parties  and  accounts  payable approximate their fair values because of the short-term maturity of these financial instruments.

Interest Rate Risk

The  Company  is  not  exposed  to  significant  interest  rate  risk  due  to  the  short-term  maturity  of  its monetary assets and liabilities.

Credit Risk

The  Company’s  financial  asset  that  is  exposed  to  credit  risk  consists  primarily  of  cash.    To

manage the risk, cash is placed with major financial institutions.

Currency Risk

The  Company’s  functional  and  reporting  currency  is  the  Canadian  dollar.  Monetary  assets  and liabilities  denominated  in  foreign  currencies  are  translated  using  the  exchange  rate  prevailing  at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated  transactions  or  balances  are  included  in  the  determination  of  income.  Foreign currency  transactions  are  primarily  undertaken  in  U.S.  dollars.  The  Company  has  not,  to  the date  of  these  consolidated  financial  statements,  entered  into  derivative  instruments  to  offset  the impact of foreign currency fluctuations.

Fair value measurement

The  Company  adopted  FASB  ASC  820-10-50,  “Fair  Value  Measurements”.    This  guidance

defines  fair  value,  establishes  a  three-level  valuation  hierarchy  for  disclosures  of  fair  value

measurement  and  enhances  disclosure  requirements  for  fair  value  measures.   The  three  levels

are defined as follows:

-

Level   1   inputs   to   the   valuation   methodology   are   quoted   prices   (unadjusted)   for

identical assets or liabilities in active markets.

-

Level  2  inputs  to  the  valuation  methodology  include  quoted  prices  for  similar  assets and  liabilities  in  active  markets,  and  inputs  that  are  observable  for  the  assets  or  liability,  either directly or indirectly, for substantially the full term of the financial instrument.

-

Level  3  inputs  to  valuation  methodology  are  unobservable  and  significant  to  the  fair measurement.

All  of  the  Company’s  financial  instruments  measured  at  fair  value  are  applied  using  Level  1 inputs.

1.15     Other MD&A Requirements

Internal Control Risks

The  President  or  the  Chief  Executive  Officer  (“CEO”)  and  Chief  Financial  Officer  ("CFO")  are

responsible for designing internal controls over financial reporting in order to provide reasonable assurance  regarding  the  reliability  of  financial  reporting  and  the  preparation  of  the  Company's consolidated  financial  statements  for  external  purposes  in  accordance  with  US  GAAP.  The design of the Company's internal control over financial reporting was assessed as of the date of this Management Discussion and Analysis.

Based  on  this  assessment,  a  weakness  common  to  small  companies  was  identified.    The

Company  does  not  have  a  sufficient  number  of  personnel  to  allow  for  proper  segregation  of duties.  To compensate for this, all major commitments and all payments require two signatures,

including CEO, and a member of the board of directors.

Furthermore, the officers and directors will continue to monitor very closely all financial activities of  the  Company  to  mitigate  this  weakness,  and  candid  discussion  of  any  risks  with  the  audit committee.

Risks and Uncertainties

The  risks  and  uncertainties  affecting  the  Company  are  set  out  in  the  Company’s  Annual

Information  Form  filed  on  SEADR  at  www.sedar.com.   It  is  the  management’s  opinion  that  the

Company   will   be   able  to   raise  sufficient  funds   on   hand  to   meet   the   Company’s   ongoing

administrative expenses for a period of at least twelve months.

Outstanding Share Data

Authorized:   200,000,000 shares without par value

Issued:

Common:  92,650,825 - $15,259,388

Common Shares

Share Capital and

Outstanding

paid-in capital

$

Balance as at February 29, 2008

83,095,825

$14,372,703

Private placement

4,555,000

662,522

Fair value of warrants

-

51,320

Share issuance costs

-

(35,459)

Balance as at February 28, 2009

87,650,825

$15,051,086

Private placement

5,000,000

85,277

Fair value of warrants

-

122,235

Stock-based compensation

-

790

Balance as at February 28, 2010

92,650,825

$15,259,388

Outstanding Share Purchase Warrants

The following share purchase warrants were outstanding at February 28, 2010:

Exercise

Number

Remaining

Expiry date

price

of warrants

contractual life

US$

(years)

March, 27, 2010

0.25

500,000

0.07

June 1, 2010

0.30

1,412,500

0.25

June 5, 2010

0.20

4,055,000

0.26

May 8, 2011

0.20

9,275,000

1.19

June 28, 2011

0.20

3,125,000

1.33

October 19, 2011

0.075/0.10

5,000,000

1.63

23,367,500

1.06

During  the  year  ended  February  28,  2010,  the  Company  extended  the  expiry  date  of certain of these share purchase warrants to dates ranging from  March 27, 2010 to June 5,

2010.

Weighted

Number of

average exercise

warrants

price

US$

Outstanding and exercisable at February 28,  2009

18,367,500

0.21

Issued

5,000,000

0.08

Outstanding and exercisable at February 28, 2010

23,367,500

0.18

Weighted average fair value of warrants issued

during the year

-

0.025

Outstanding Stock Options

The following stock options were outstanding and exercisable at February 28, 2010:

Number

Number of

Remaining

Exercise

of options

options

contractual

Expiry date

price

outstanding

exercisable

life

US$

(years)

August 9, 2011

0.35

1,500,000

375,000

1.44

November 2, 2011

0.25

25,000

6,250

1.67

December 8, 2011

0.25

50,000

12,500

1.77

November 7, 2012

0.31

50,000

12,500

2.69

February 21, 2013

0.10

1,525,000

381,250

2.98

April 22, 2014

0.10

75,000

18,750

4.14

December 18,

0.10

25,000

6,250

4.81

2014

3,250,000

812,500

2.28

The  following  is  a  summary  of  the  Company’s  stock  option  activities  during  the  year  ended

February 28, 2010:

Weighted

average

Number of

exercise

options

price

US$

Outstanding at February 28, 2009

3,237,500

0.23

Granted

100,000

0.10

Expired

(87,500)

0.30

Outstanding at February 28, 2010

3,250,000

0.22

Exercisable at February 28, 2010

812,500

0.22

Weighted average fair value of stock options granted during

the period

0.01

Commitments

On  September  17,  2009  the  Company  entered  into  an  office  rent  agreement  for  the  duration  of

November  1,  2009  to  October  31,  2010  at  monthly  rate  of  $3,355.  The  Company  shares  the office  space  and  rent  fees  equally  with  two  related  parties.  As  at  February  28,  2010  the

Company  is  committed  to  eight  months’  rent  charge  of  $26,840  of  which  $17,893  will  be reimbursed by the two related parties.

Subsequent Events

i) Stock Options Granted

On  April  19,  2010  the  Company  granted  to  a  consultant  of  the  Company  50,000  stock  options exercisable  into  the  Company’s  common  shares  at  a  price  of  $0.10  per  share  for  five  years expiring April 19, 2015.

ii) Warrants Expired

As  of  the  issuance  date  of  these  consolidated  financial  statements,  5,967,500  warrants  with exercise prices between $0.20 and $0.30 expired, unexercised.

iii) Private Placement

As   of   the  issuance  date   of   these  consolidated   financial   statements,   two   investors   have

subscribed 492,000  units  pursuant  to  a  private  placement  of the  Company,  consisting of  up  to

3,000,000  units  for  gross  proceeds  of  up  to  US$150,000,  at  a  price  of  US$0.05  per  unit  for

gross  proceeds  of  $25,900  (US$24,600).   Each  unit  consisted  of  one  common  share  and  one

share  purchase  warrant,  with  each  warrant  entitling  the  holder  to  purchase  one  share  at  an exercise price of US$0.075 per share for a one year term expiring from date of closing.

The  Company  has  evaluated  subsequent  events  through  the  date  of  these  consolidated

financial   statements   were   issued   in   accordance   with   FASB   ASC   855   and   all   material

subsequent events have been disclosed as stated above.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Management   has   established   processes,   which   are   in   place   to   provide   them   sufficient

knowledge   to   support   management   representations   that   they   have   exercised   reasonable

diligence  that  (i)  the  audited  financial  statements  do  not  contain  any  untrue  statement  of material  fact  or  omit  to  state  a  material  fact  required  to  be  stated  or  that is  necessary  to  make  a statement  not  misleading  in  light  of  the  circumstances  under  which  it  is  made,  as  of  the  date  of and  for  the  periods  presented  by  the  audited  financial  statements  and  that  (ii)  the  audited financial  statements  fairly  present  in  all  material  respects  the  financial  condition,  results  of operations  and  cash  flows  of  the  Company,  as  of  the  date  of  and  for  the  periods  presented  by the audited financial statements.

In   contrast   to   the   certificate   required   under   National   Instrument   52-109   Certification   of

Disclosure  in  Issuers’  Annual  and  Interim  Filings  (NI  52-109),  the  Company  utilizes  the  Venture

Issuer Basic Certificate which does not include representations relating to the establishment and maintenance  of  disclosure  controls  and  procedures  (DC&P)  and  internal  controls  over  financial reporting  (ICFR),  as  defined  in  NI  52-109.  In  particular,  the  certifying  officers  filing  Venture

Issuer  Basic  Certificate  are  not  making  any  representations  relating  to  the  establishment  and maintenance of:

i)

controls  and  other  procedures  designed  to  provide  reasonable  assurance that  information  required  to  be  disclosed  by  the  issuer  in  its  annual  filings,

interim filings or other reports filed or submitted under securities legislation is

recorded,   processed,   summarized   and   reported   within   the   time   periods

specified in securities legislation; and

ii)

a   process   to   provide   reasonable   assurance   regarding   the   reliability   of

financial  reporting  and  the  preparation  of  financial  statements  for  external purposes in accordance with the issuer’s GAAP.

The  Company’s  certifying  officers  are  responsible  for  ensuring  that  processes  are  in  place  to provide  them  with  sufficient  knowledge  to  support  the  representations  they  are  making  in  this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of the

Company to design and implement on a cost effective basis DC&P and ICFR as defined in NI

52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Approval

The  Board  of  Directors  of  Linux  Gold  Corp.  has  approved  the  disclosures  contained  in  this

annual MD&A.   A copy of this MD&A and audited financial statements ended February 28, 2010 will be provided to anyone who requests this information.

Additional Information

Additional  information  relating  to  the  Company  including  our  Annual  Information  Form,  news

releases  and  other  up-dated  information,  please  contact  the  Company  either  by  phone:   604-

278-5996;   fax:     604-278-3409;   e-mail   at   info@linuxgoldcorp.com   refer   to   the   Company’s

website at www.linuxgoldcorp.com or refer to the SEDAR website at www.sedar.com.